

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 28, 2009

Ms. Sandra G. Sciutto
California Coastal Communities, Inc.
6 Executive Circle
Suite 250
Irvine, California 92614

   RE: California Coastal Communities, Inc.
     Form 10-K for the fiscal year ended December 31, 2008
     Filed March 26, 2009
     File #0-17189

Dear Ms. Sciutto:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3768.

        Sincerely,

        John Cash
        Accounting Branch Chief